

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

June 27, 2017

Darron M. Anderson
President and Chief Executive Officer
Ranger Energy Services, Inc.
800 Gessner Street, Suite 1000
Houston, TX 77024

> **Re: Ranger Energy Services, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 14, 2017**
> **File No. 333-218139**

Dear Mr. Anderson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 9, 2017 letter.

General

Prospectus Summary, page 1

Our History and Corporate Reorganization, page 10

1.   We refer you to the ownership diagrams on pages 12 and 137, and to footnote 2 thereto. Please revise to separately quantify the ownership and voting interests of the investors in this offering and ESCO upon the closing of the offering.

Risk Factors, page 23

Risks Related to this Offering and Our Class A Common Stock, page 23

"CSL has the ability to direct the voting of a majority of our voting stock."

2.   Please expand this risk factor to address the risks associated with Bayou Holdings'
        right to designate two directors to the extent CSL beneficially owns at least 50% of
        your common stock.

Management's Discussion and Analysis, page 64

Liquidity and Capital Resources, page 78

Our Debt Agreements, page 80

3.   Please expand your disclosure to describe all material terms of your new credit
        agreement, including the maturity date and interest rates. Please refer to Item
        303(a)(1) of Regulation S-K.

Management, page 116

Directors and Executive Officers, page 116

4.   Please revise Messrs. Brett and Richard Agee's biographical sketches to discuss all
        principal occupations and employment during the past five years. In this regard, we
        note that the Stockholder's Agreement indicates that Brett Agee is the President and
        Chief Executive Officer of Bayou Holdings. We further note you disclose on page
        144 that Messrs. Brett and Richard Agee control Bayou Holdings, an entity that will
        retain an ownership interest in you after the offering. Please ensure that your
        beneficial ownership table on page 147 reflects Brett and Richard Agee's beneficial
        ownership of shares held by Bayou Holdings.

Exhibits

Exhibit 2.2

5.   We note various references to a Disclosure Schedule in the purchase agreement with
        ESCO Leasing, LLC. Please file a list briefly identifying the contents of all omitted
        schedules or similar attachments, including the Disclosure Schedule, or confirm the
        filed purchase agreement identifies all contents of each omitted schedule or similar
        attachment.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, Karina V. Dorin, Attorney-Adviser, at (202) 551-3763 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources